Exhibit 99.1

Actions Semiconductor Commences Dutch Auction Tender Offer for Its Ordinary Shares (including Shares represented by American Depositary Shares)

ZHUHAI, China, August 24, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS)(“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, announced today that it is commencing a self “Dutch auction” tender offer today to purchase for cash up to 48,000,000 of its issued and outstanding ordinary shares, which represents approximately 13.7% of Actions Semiconductor’s currently outstanding ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)), at a purchase price not greater than $21/60 per Share (or $2.10 per ADS) nor less than $18/60 per Share (or $1.80 per ADS). Under the terms of the tender offer, the Company will invite holders of Shares and ADSs (together, the “Securities”) to tender their Securities at prices specified by such holders within such range of prices described further in the offer materials. The Company will select the lowest single per Share purchase price or per ADS purchase price, as applicable, that will allow it to buy up to 48,000,000 issued and outstanding Shares (including Shares represented by ADSs) at completion of the tender offer. The tender offer will expire at 5:00 p.m., Eastern Daylight Savings Time, on Tuesday, September 22, 2015, unless extended by the Company. Tenders of Securities must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to the terms and conditions described in the offer to purchase and the related materials being distributed to holders of the Securities and filed with the Securities and Exchange Commission (the “SEC”).

Mr. David Lee, Chairman of the Company, noted that “Over the last year, we successfully realigned our internal reporting structure and employee incentive program, and we continue to seek potential strategic alliance partners along the supply chain to help us expand our sales channels, enhance our technology base and create a larger ecosystem around our platform. We are also exploring the possibility of listing our subsidiaries on one of the exchanges in the Greater China region, which could in turn increase the valuation of our ADSs listed in the US, as well as other strategic initiatives to further increase our shareholder value.”

“Although our ability to increase our revenue over the last few years has been limited, we have established a solid foundation to address the rapidly expanding Bluetooth, IoT and smart hardware markets in the future. We also continue to anticipate revenue growth in the second half of 2015, notwithstanding that, as everyone is aware, China’s growth rate has slowed. We hope our potential expansion into these high growth markets, along with the tender offer, will serve to increase shareholder value and, in the meanwhile, provide holders of our Securities with sufficient liquidity to exit the market while maintaining a sufficient volume of traded shares for investors who continue to value our Company.”

Neither Actions Semiconductor, its board of directors, dealer managers nor the information agent is making any recommendation to holders of the Securities as to whether to tender or refrain from tendering their Securities or as to the purchase price on any tender. Actions Semiconductor has been advised that none of its directors or executive officers intends to tender any Securities pursuant to the offer. The information agent for the tender offer will be Laurel Hill Advisory Group, LLC and the depositary for the tender offer will be Laurel Hill Advisory Group Company.  Laurel Hill Securities, LLC and Imperial Capital, LLC will act as the dealer managers for this tender offer.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Actions Semiconductor’s Securities. The solicitation of offers to buy Actions Semiconductor’s Securities will only be made pursuant to the offer to purchase, issued in connection with the commencement of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Actions Semiconductor intends to send to holders of its Securities. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by Actions Semiconductor to the holders of its Securities at no expense to them. In addition, all of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and by contacting Laurel Hill Advisory Group, the Information Agent for the Offer, by telephone at (888) 742-1305.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements relating to the Company’s Dutch auction tender offer and ability to compete successfully in the Bluetooth, IoT and smart hardware markets. Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project“ and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.  The risks and uncertainties referred to above include, but are not limited to, the trading price of the ADSs, the security holders’ interest in participating in such tender offer, the review of this matter by the SEC, the Company’s proposed cash requirements and future prospects and results of operations, and current market and economic conditions, as well as such other factors described in the Company’s filings with the SEC.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compassir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018